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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE TO/A
         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
        OF THE SECURITIES ACT OF 1934 (AMENDMENT NO. 3 - FINAL AMENDMENT)

                              --------------------

                             AQUA CARE SYSTEMS, INC.

                              --------------------
                       (NAME OF SUBJECT COMPANY (ISSUER))

                                    AV, INC.
                                 WALTER NEUBAUER
                                   AREF CHEVAL

                              --------------------
                        (NAME OF FILING PERSON - OFFEROR)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE

                              --------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    038373304

                              --------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                           WALTER NEUBAUER, PRESIDENT
                                    AV, INC.
                               548 AMAPOLA AVENUE
                           TORRANCE, CALIFORNIA 90501
                            TELEPHONE: (310) 618-3737

                                 WITH COPIES TO:
                            CHARLES I. WEISSMAN, ESQ.
                      SWIDLER BERLIN SHEREFF FRIEDMAN, LLP
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174
                            TELEPHONE: (212) 973-0111

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
             RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)


                            CALCULATION OF FILING FEE
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TRANSACTION VALUATION *                                  AMOUNT OF FILING FEE**
     $2,362,500.00                                               $472.50
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*    Based on the offer to purchase up to 1,050,000 shares of Common Stock of the Subject Company for $2.25 per share.

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**   1/50 of 1% of Transaction Valuation. $405.00 of such amount was previously paid on February 22, 2001.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing:

           Amount Previously Paid:    $472.50
           Form or Registration No.:  Schedule TO, File No. 005-56027
           Filing Party:              AV, Inc.
           Date Filed:                February 22, 2001 ($405.00); March 14,
                                      2001 ($67.50)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

[X] Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]   third-party tender offer subject to Rule 14d-1.

     [ ]   issuer tender offer subject to Rule 13e-4.

     [ ]   going-private transaction subject to Rule 13e-3.

     [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


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                               AMENDMENT NO. 3 TO
                                   SCHEDULE TO

     This Amendment No. 3 to the Tender Offer Statement on Schedule TO constitutes the final amendment to the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 22, 2001, as amended by Amendment No. 1 filed on March 2, 2001 ("Amendment No. 1") and Amendment No. 2 filed on March 14, 2001 ("Amendment No. 2") (as amended, the "Tender Offer Statement"). The Tender Offer Statement is hereby amended to read as follows:

     The Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by AV, Inc., a Delaware corporation (the "Purchaser"), and Walter Neubauer and Aref Cheval, the sole stockholders of the Purchaser, to purchase up to 1,050,000 shares ("Shares") of common stock, par value $.001 per share, of Aqua Care Systems, Inc., a Delaware corporation (the "Company"), at a price of $2.25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 2001, a copy of which was attached to Amendment No. 1 as Exhibit (a)(1), as amended by the Supplement to Offer to Purchase dated March 14, 2001, a copy of which is attached to Amendment No. 2 as Exhibit (a)(7) (as amended, the "Offer to Purchase"), and in the related Letter of Transmittal, a copy of which was attached to Amendment No. 1 as Exhibit (a)(2), as amended by the Amended Letter of Transmittal, a copy of which is attached to Amendment No. 2 as Exhibit (a)(8) (which, together with any supplements or amendments, collectively constitute the "Offer").

     The information set forth in the Offer to Purchase is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 8 to the Schedule TO is hereby amended by adding the following:

     "At 12:00 midnight E.S.T. on Wednesday, March 28, 2001, the Offer expired, as scheduled. Based on preliminary information provided by the Depositary, approximately 1,699,985 Shares were validly tendered and not withdrawn pursuant to the Offer (including 85,061 Shares subject to guarantees of delivery), which together represent approximately 57.7% of the outstanding Shares. The Purchaser has accepted for payment only 1,050,000 Shares, or approximately 61.8% of the total Shares tendered, at the purchase price of $2.25 per Share, net to the seller in cash. After payment for the 1,050,000 Shares, the Purchaser will own 1,184,900 shares, or approximately 39.9% of the total issued and outstanding Shares.


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     A copy of the press release issued by the Purchaser on March 29, 2001 announcing the expiration of the Offer is attached hereto as Exhibit (a)(10) and is incorporated by reference."

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 12 to the Schedule TO is hereby amended by adding the following:

     Exhibit
     Number        Exhibit
     ------        -------
     (a)(10)       Press Release issued by AV, Inc. dated as of March 29, 2001
                   (filed herewith).





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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 29,  2001                  AV, INC.


                                        By: /s/ Walter Neubauer
                                            ---------------------------
                                            Name:  Walter Neubauer
                                            Title: President


                                        /s/ Walter Neubauer
                                        -------------------------------
                                        Walter Neubauer


                                        /s/ Aref Cheval
                                        -------------------------------
                                        Aref Cheval





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                                INDEX OF EXHIBITS

Exhibit
Number       Exhibit
------       -------
(a)(1)*      Offer to Purchase, dated February 22, 2001 (as amended).
(a)(2)*      Letter of Transmittal with respect to Shares (including IRS
             Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9).
(a)(3)*      Notice of Guaranteed Delivery for Shares.
(a)(4)*      Letter from Innisfree M&A Incorporated to brokers, dealers, banks, trust companies and nominees.
(a)(5)*      Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.
(a)(6)*       Summary Advertisement, dated February 22, 2001.
(a)(7)*      Supplement No. 1 to Offer to Purchase, dated March 14, 2001.
(a)(8)*      Amended Letter of Transmittal.
(a)(9)*      Amended Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.
(a)(10)      Press Release issued by AV, Inc. dated as of March 29, 2001 (filed herewith).
(b)          None.
(d)          None.
(g)          None.
(h)          None.


*previously filed



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                                                                 Exhibit (a)(10)

      AV, INC. COMPLETES TENDER OFFER FOR SHARES OF AQUA CARE SYSTEMS, INC.
                                  (CORRECTED)


     TORRANCE, CA, Mar. 29, 2001 /PRNewswire/ -- AV, Inc. (the "Company") today announced the successful completion of its $2.25 per share cash tender offer for up to 1,050,000 shares of the common stock of Aqua Care Systems, Inc. ("Aqua Care") (NASDAQ: AQCR). The tender offer expired at 12:00 midnight on Wednesday, March 28, 2001, at which time approximately 1,699,985 shares, or approximately 57.7%, of Aqua Care's outstanding shares had been tendered, including guaranteed deliveries.

     The Company has accepted for payment only 1,050,000 shares of Aqua Care's common stock, or approximately 61.8% of the total amount tendered. All acceptances will be made on a pro rata basis subject to the receipt of all guaranteed deliveries. Payment for the shares tendered will be made promptly through Wilmington Trust Company, the depositary for the tender offer. After payment for the 1,050,000 shares, the Company will own 1,184,900 shares, or approximately 39.9% of the total issued and outstanding shares of Aqua Care.

     AV, Inc. was formed by Walter Neubauer and Aref Cheval for the purpose of making an investment in Aqua Care. Aqua Care Systems, Inc., based in Coral Springs, Florida, designs, manufactures and sells fluid handling, filtration and water purification systems and products.